FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of January 2010.

Total number of pages: 21

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2009 (Unaudited)
FROM APRIL 1, 2009 TO DECEMBER 31, 2009 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2009 (Unaudited)
FROM APRIL 1, 2009 TO DECEMBER 31, 2009
CONSOLIDATED
Released on January 28, 2010

NIDEC CORPORATION

Date of Directors’ meeting for financial results: January 28, 2010

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (U.S. GAAP)

(from April 1 to December 31)

(1) Consolidated Results of Operations (unaudited)

	Yen in millions (except for per share amounts)
	Nine months ended December 31
	2009	2008
Net sales	¥421,134	¥504,078
Ratio of change from the same period of previous fiscal year	(16.5)%	(7.6)%
Operating income	51,837	50,878
Ratio of change from the same period of previous fiscal year	1.9%	(11.1)%
Income from continuing operations before income taxes	47,773	41,369
Ratio of change from the same period of previous fiscal year	15.5%	(23.1)%
Net income attributable to Nidec Corporation	30,103	23,063
Ratio of change from the same period of previous fiscal year	30.5%	(32.8)%
Net income attributable to Nidec Corporation per share -basic	¥216.12	¥159.42
Net income attributable to Nidec Corporation per share -diluted	¥216.12	¥155.94

Note: “Net income attributable to Nidec Corporation” has been prepared on the same basis as “Net income” presented in our prior interim financial statements (U.S. GAAP) (unaudited) for quarterly periods up to the fiscal year ended March 31, 2009.

(2) Consolidated Financial Position (unaudited)

	Yen in millions (except for per share amounts)
	December 31, 2009	March 31, 2009
Total assets	¥654,484	¥702,884
Nidec Corporation shareholders’ equity	315,684	297,148
Nidec Corporation shareholders’ equity to total assets	48.2%	42.3%
Nidec Corporation shareholders’ equity per share	¥2,266.36	¥2,133.27

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2010 (target) *	Year ended March 31, 2009 (actual)
Interim dividend per share	¥25.00	¥30.00
Year-end dividend per share	35.00**	30.00
Annual dividend per share	¥60.00**	¥60.00

Notes:

* Revision of previously announced dividend target amounts during this reporting period: Yes.

** Represents target year-end and annual dividends per share.

3. Forecast of Consolidated Financial Performance (for the year ending March 31, 2010)

Yen in millions (except for per share amounts)
Net sales	¥570,000
Operating income	67,000
Income from continuing operations before income taxes	63,000
Net income attributable to Nidec Corporation.	40,000
Net income attributable to Nidec Corporation per share-basic	¥287.17

Note: Financial forecasts for the year ending March 31, 2010 have been revised from those previously announced on October 26, 2009.

4. Others

(1) Change in significant subsidiaries (changes in "Specified Subsidiaries" (Tokutei Kogaisha) accompanying changes in scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

Note: Please refer to “4. Others” of "Qualitative Information and Financial Statements" on page 11 for detailed information.

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

1. Changes due to revisions to accounting standards: Yes

2. Changes due to other reasons: Not applicable

Note: Please refer to “4. Others” of "Qualitative Information and Financial Statements" on page 11 for detailed information.

(4) Number of shares issued (common stock)

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

145,075,080 shares at December 31, 2009

145,075,080 shares at March 31, 2009

2. Number of treasury stock at the end of each period:

5,783,913 shares at December 31, 2009

5,782,871 shares at March 31, 2009

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

139,291,630 shares for the nine months ended December 31, 2009

144,668,735 shares for the nine months ended December 31, 2008

Qualitative Information and Financial Statements

1. Qualitative Information Regarding Consolidated Business Results

(1) Overview of the nine months ended December 31, 2009

Supported by major countries’ economic stimulus and monetary relaxation measures in response to the global recession, the global economy for the nine months ended December 31, 2009 saw a mild recovery in major developed countries, while China, South-East Asian countries and other newly emerging economies experienced a more rapid economic upturn. With a rapid increase in customer demand in newly emerging markets, we experienced a recovery in sales volume in our major electronic product businesses (e.g. small precision motors, and electronic and optical components) in the first half of the fiscal year ending March 31, 2010, followed by a recovery in demand in our mid-size motor, machinery, and other businesses (e.g. automobile components), in the second half.

Under these circumstances, Nidec Group operated under a basic business management slogan, “Fight the crash,” in the first half, and “Recover from the crash,” in the second half of the fiscal year ending March 31, 2010. Viewing the recession as an opportunity to fundamentally reform the Group profit structure, we implemented a WPR™ project (double profit ratio = profit ratio doubling project) with an aim to becoming a “new Nidec Group.”  In addition, in anticipation of the arrival of a new age of brushless motors, we placed our main focus on managing our business operations based on core concepts intended to ensure that we will be back in a leading position to adopt and implement growth-oriented business strategies. Our Group-wide efforts to increase sales by actively developing new products, markets, and customers were based on the four key phrases, “energy-saving,” “eco-friendly,” “light, thin, short, and small,” and “half-price.” These efforts led to further progress in the Group-wide, WPR™ Project-based profitability reform, as described below:

(i) Although net sales for the nine months ended December 31, 2009 recovered only to an approximately 84% level as compared to the same period of the previous fiscal year, operating income increased to ¥51,837 million for the nine months ended December 31, 2009 from ¥50,878 million for the same period of the previous fiscal year. Our operating income ratio for the nine months ended December 31, 2009 was 12.3%, an 1.8 percentage point increase from 10.5% for the first half of the fiscal year ending March 31, 2010. Income from continuing operations before income taxes was ¥47,773 million, and net income attributable to Nidec Corporation was ¥30,103 million, each exceeding the corresponding amount recorded for the 12 months, or the entire fiscal year, ended March 31, 2009.

(ii) Net sales for the three months ended December 31, 2009 was approximately 80% of the highest net sales amount recorded in any prior quarter, which was recorded for the three months ended September 30, 2008, shortly prior to the economic crisis. For the three months ended December 31, 2009, however, we achieved record-high operating income, income from continuing operations before income taxes, and net income attributable to Nidec Corporation on a quarterly basis. Operating income for the three months ended December 31, 2009 was ¥23,516 million, and the operating income ratio for the same period was 15.4%, a 3.0 percentage point increase from our previous highest record of 12.4%, which was for the three months ended September 30, 2009.

WPR was named by Shigenobu Nagamori of NIDEC CORPORATION based on his unique business management method in 2008.

WPR™ is a trademark of NIDEC CORPORATION in Japan.

WPR© Shigenobu Nagamori NIDEC CORPORATION 2008

(iii) Income from continuing operations before income taxes for the three months ended December 31, 2009 was ¥25,299 million, exceeding income from continuing operations before income taxes for the six months ended September 30, 2009. Net income attributable to Nidec Corporation for the three months ended December 31, 2009 was ¥16,315 million also exceeding net income attributable to Nidec Corporation for the six months ended September 30, 2009. The ratio of our net income attributable to Nidec Corporation to net sales for the three months ended December 31, 2009 was 10.7%.

(iv) Operating income ratio with respect to our small precision motors business, our core business, for the three months ended December 31, 2009 was the highest in our history on a quarterly basis at 21.6%, a 3.6 percentage point improvement from 18.0% for the three months ended September 30, 2009. With the significant operating income ratio improvement in our small precision motor business continuing to be the primary factor, total operating income exceeded our internal target set under the WPR™ Project (WPR™ guideline) for three consecutive quarters.

(v) Operating income of Nidec Group’s six listed consolidated subsidiaries, namely, Nidec Sankyo, Nidec Copal, Nidec Copal Electronics, Nidec Tosok, Nidec Servo, and Nidec-Read, all exceeded their forecasts for the nine months ended December 31, 2009, and the four of them, namely, Nidec Sankyo, Nidec Copal, Nidec Tosok, and Nidec Servo, together with Nidec Corporation, have announced upward revisions of their business performance forecasts for the fiscal year ending March 31, 2010.

Note: The largest amounts of income from continuing operations we have recorded on a quarterly basis are: Operating income of ¥22,904 million for the three months ended December 31, 2008, income from continuing operations before income taxes of ¥23,085 million for the three months ended June 30, 2009, and net income attributable to Nidec Corporation of ¥15,109 million for the three months ended June 30, 2009.

(2) Consolidated operating results

<Operating results for the nine months ended December 31, 2009>

Net sales decreased ¥82,944 million, or 16.5%, to ¥421,134 million for the nine months ended December 31. 2009 ("this nine-month period") compared to the same period of the previous fiscal year ("the previous nine-month period"). Operating income increased ¥959 million, or 1.9%, to ¥51,837 million for this nine-month period compared to the previous nine-month period.

Income from continuing operations before income taxes increased ¥6,404 million, or 15.5%, to ¥47,773 million for this nine-month period compared to the previous nine-month period. This increase was mainly due to an approximately ¥6,200 million improvement in foreign exchange loss from ¥10,200 million for the previous nine-month period to ¥4,000 million for this nine-month period.

Net income attributable to Nidec Corporation also increased ¥7,040 million, or 30.5%, to ¥30,103 million for this nine-month period compared to the previous nine-month period.

(By product categories)

Small precision motors-

Net sales of small precision motors decreased approximately ¥15,100 million, or 6%, to ¥243,436 million for this nine-month period compared to the previous nine-month period, due mainly to an approximately 9% appreciation of the Japanese yen against the U.S. dollar between the two periods. Net sales of small precision motors accounted for approximately 58% of total net sales, which decreased 1 percentage point from the same ratio for the six months ended September 30, 2009.

Unit shipments and sales of our spindle motors for hard disc drives ("HDDs") for this nine-month period increased approximately 23% and 2%, respectively, compared to the previous nine-month period. The average unit price of spindle motors for HDDs on a Japanese yen basis and on a U.S. dollar basis for this nine-month period decreased 17% and 9%, respectively, compared to the previous nine-month period. Customer demand for our spindle motors for HDDs significantly increased for this nine-month period compared to the previous nine-month period, with our unit shipments of spindle motors for 2.5-inch and 3.5-inch HDDs increasing approximately 31% and 18%, respectively. Demand for spindle motors for 2.5-inch HDDs has continued to increase significantly since the beginning of the current fiscal year.

Net sales of other small precision brushless DC motors and brushless DC fans decreased approximately 10% and 23%, respectively, compared to the previous nine-month period. Sales of other small precision brushless DC motors by Nidec Corporation and its direct-line subsidiaries decreased approximately 2%, and unit shipments of other small precision brushless DC motors by Nidec Corporation and its direct-line subsidiaries increased approximately 18% for this nine-month period as compared to the previous nine-month period. This 2% sales decrease was mainly due to the impact of the approximately 9% decrease in the average unit price on a U.S. dollar basis. Sales and unit shipments of brushless DC fans by Nidec Corporation and its direct-line subsidiaries decreased approximately 23% and 9%, respectively, mainly due to the appreciation of the Japanese yen against the U.S. dollar and the decrease in the average unit price resulting from changes in our product mix.

Operating income related to small precision motors increased approximately ¥10,500 million, or 31%, to ¥44,431 million for this nine-month period compared to the previous nine-month period. Our operating income ratio (operating income to net sales) related to small precision motors was 21.6% for the three months ended December 31, 2009, which represents an improvement from our highest operating income ratio of 18.0% recorded for the three months ended September 30, 2009.

Mid-size motors-

Net sales of mid-size motors decreased approximately ¥13,600 million, or 21%, to ¥49,874 million for this nine-month period compared to the previous nine-month period, while net sales of mid-size motors increased 10% for the three months ended December 31, 2009 as compared to the three months ended September 30, 2009. Sales of mid-size motors for power steering for this nine-month period increased approximately 2% compared to the previous nine-month period. Sales of mid-size motors manufactured by Nidec Motors & Actuators decreased approximately 26% as compared to the previous nine-month period primarily due to the Japanese yen appreciation against the U.S. dollar and Euro, and due to the negative effect of the economic slowdown in the United States and Europe. Sales of mid-size motors for home appliances and industrial use also decreased approximately 25% as compared to the previous nine-month period.

We recorded an operating loss of ¥893 million for this nine-month period as compared to an operating income of ¥357 million for the previous nine-month period. Operating income for this nine-month period was negatively impacted by an increase in our research and developments expenses for mid-size motors for electric vehicles ("EV") and hybrid electric vehicles ("HEV"), and an increase in our investments in anticipation of a shift in demand for brushless mid-size motors.

Machinery-

Net sales of machinery decreased approximately 50% to ¥29,071 million for this nine-month period as compared to the previous nine-month period, representing the largest rate of decrease among all of our product categories. For the three months ended December 31, 2009, net sales of machinery increased approximately 30% as compared to the three months ended September 30, 2009. The 50% decrease for this nine-month period was mainly due to stagnant capital investments by our customers. Sales at Nidec Sankyo of such products as LCD panel handling robots decreased approximately ¥14,300 million, or 55%, and sales at Nidec Copal, Nidec Read, Nidec-Shimpo and Nidec-Kyori decreased approximately ¥4,200 million, ¥4,000 million, ¥2,800 million, and ¥2,000 million, respectively, for this nine-month period compared to the previous nine-month period.

Three group companies, Nidec Sankyo, Nidec-Read and Nidec-Shimpo, recorded operating income related to machinery for this nine-month period, while Nidec-Shimpo recorded an operating loss related to machinery for the six months ended September 30, 2009. Nidec Kyori and Nidec Copal respectively recorded operating income related to machinery for the three months ended December 31, 2009 compared to an operating loss for the three months ended September 30, 2009.

Electronic and optical components-

Net sales of electronic and optical components decreased approximately ¥23,100 million, or 23%, to ¥78,189 million for this nine-month period compared to the previous nine-month period. Sales at Nidec Copal of such products as shutters and lens units for digital camera and mobile phones, and sales at Nidec Copal Electronics of such products as circuit components and censors, decreased approximately 20% and 24%, respectively, for this nine-month period compared to the previous nine-month period, respectively.

Operating income related to electronic and optical components decreased approximately ¥2,500 million, or 27%, to ¥6,874 million for this nine-month period compared to the previous nine-month period. Although our sales and operating income related to the electronic and optical components for this nine-month period decreased compared to the previous nine-month period, our sales and operating income related to electronic and optical components increased approximately ¥1,900 million, or 7%, and approximately ¥700 million, or 26%, respectively, for the three months ended December 31, 2009 compared to the three months ended September 30, 2009.

Other products-

Net sales of other products decreased approximately ¥2,100 million, or 10%, to ¥20,564 million for this nine-month period as compared to the previous nine-month period. This decrease was mainly due to a decrease in sales of pivot assemblies of parts for hard disk drive spindle motors and a decrease in revenues related to services for this nine-month period compared to the previous nine-month period, while sales of automobile parts manufactured by Nidec Tosok increased approximately ¥400 million, or 3% between the same periods.

Operating income related to other products increased approximately ¥100 million, or 8%, to ¥1,900 million for this nine-month period as compared to the previous nine-month period.

<Operating results for the three months ended December 31, 2009 compared to the three months ended September 30, 2009>

Our operating income ratio (operating income to net sales) for the three months ended December 31, 2009 ("this 3Q") was 15.4%, exceeding our operating income ratio of 12.4% for the three months ended September 30, 2009 ("this 2Q") and more than doubling from 7.2% for the three months ended December 31, 2008.

Net sales for this 3Q increased approximately ¥7,100 million, or 5%, to ¥152,391 million compared to this 2Q. Operating income increased approximately ¥5,500 million, or 30%, to ¥23,516 million for this 3Q compared to this 2Q, exceeding our targets set under the WPR™ project ("WPR™ Guidelines").

Net sales of machinery, mid-size motors, electronic and optical components and other products increased approximately ¥2,900 million (31%), ¥1,900 million, ¥1,900 million and ¥1,500 million for this 3Q, respectively ,as compared to this 2Q. Net sales of small precision motors decreased approximately ¥1,100 million, or 1%, for this 3Q as compared to this 2Q primarily due to a 4% appreciation of the Japanese yen against the U.S. dollar between the relevant periods.

Operating income in all of the product categories for this 3Q increased as compared to this 2Q. In particular, operating income related to small precision motors and machinery increased approximately ¥2,900 million (19%), and ¥1,300 million, respectively, between the same periods, accounting for over 50% and 20%, respectively, of the amount of increase in total operating income between the same periods.

Income from continuing operations before income taxes increased approximately ¥11,600 million to ¥25,299 million for this 3Q compared to this 2Q due mainly to our recording approximately ¥1,800 million of foreign exchange gain for this 3Q compared to approximately ¥4,700 million of foreign exchange loss for this 2Q. Net income attributable to Nidec Corporation also increased approximately ¥8,300 million to ¥16,315 million for this 3Q compared to this 2Q.

(By product categories)

Small precision motors-

Net sales of small precision motors decreased approximately ¥1,100 million, or 1%, to ¥85,035 million for this 3Q compared to this 2Q, which accounted for approximately 56% of our total net sales for this 3Q. The decrease in net sales was mainly due to the appreciation of the average exchange rate of the Japanese yen against the U.S. dollar between the relevant periods.

Unit shipments and sales of our spindle motors for HDDs for this 3Q increased approximately 6% and 1%, respectively, as compared to this 2Q. The average unit price of our spindle motors for HDDs on a Japanese yen basis for this 3Q decreased approximately 5% compared to this 2Q, while the average unit price on a U.S. dollar basis for this 3Q remained at the same level as that for this 2Q. Unit shipments of our spindle motors for 3.5-inch and 2.5-inch HDDs for this 3Q increased approximately 7% and 8%, respectively, compared to this 2Q.

Net sales of other small precision brushless DC motors and brushless DC fans for this 3Q decreased approximately 2% and 9%, respectively, compared to this 2Q. Sales of other small precision brushless DC motors by Nidec Corporation and its direct-line subsidiaries for this 3Q decreased approximately 1% compared to this 2Q, while unit shipments of other small precision brushless DC motors by Nidec Corporation and its direct-line subsidiaries for this 3Q increased approximately 3% compared to this 2Q. This 1% decrease in sales was mainly due to an approximately 4% decrease in the average unit price on a Japanese yen basis. Net sales and unit shipments of brushless DC fans by Nidec Corporation and its direct-line subsidiaries for this 3Q decreased approximately 10% and 7%, respectively, compared to this 2Q, primarily due to the appreciation of the Japanese yen against the U.S. dollar and the decrease in the average unit price resulting from changes in our product mix.

Operating income related to small precision motors increased approximately ¥2,900 million , or 19%, to ¥18,328 million for this 3Q compared to this 2Q.

Mid-size motors-

Net sales of mid-size motors increased approximately ¥1,900 million, or 12%, to ¥18,043 million for this 3Q as compared to this 2Q. Sales of mid-size motors for automobiles manufactured by Nidec Motors and Actuators, and sales of mid-sized motors for power steering, for this 3Q increased approximately ¥300 million, respectively, compared to this 2Q. Sales of mid-size motors for home appliances and industrial use increased approximately ¥1,200 million for this 3Q compared to this 2Q.

Operating loss related to mid-size motors decreased approximately ¥200 million to ¥34 million for this 3Q from ¥207 million for this 2Q.

Machinery-

Net sales of machinery increased approximately ¥2,900 million, or 31%, to ¥12,173 million for this 3Q compared to this 2Q. Sales at Nidec Sankyo of such products as LCD panel handling robots increased approximately ¥1,600 million, or 45%, and sales at Nidec Tosok, Nidec-Shimpo, Nidec-Kyori and Nidec-Read increased approximately ¥400 million, ¥300 million, ¥300 million and ¥200 million, respectively, for this 3Q compared to this 2Q.

Operating income related to machinery increased approximately ¥1,300 million, or 208%, to ¥1,890 million for this 3Q compared to this 2Q.

Electronic and optical components-

Net sales of electronic and optical components increased ¥1,900 million, or 7%, to ¥28,911 million for this 3Q compared to this 2Q. This increase was mainly due to an increase of approximately ¥1,200 million, or 23%, in sales at Nidec Copal Electronics for this 3Q compared to this 2Q.

Operating income related to electronic and optical components increased approximately ¥700 million, or 26%, to ¥3,351 million for this 3Q compared to this 2Q.

Other products-

Net sales of other products increased approximately ¥1,500 million, or 22%, to ¥8,229 million for this 3Q compared to this 2Q mainly due to an increase of approximately ¥1,100 million, or 22%, in sales of automobile components manufactured by Nidec Tosok between the two periods.

Operating income related to other products increased ¥600 million, or 124%, to ¥1,084 million for this 3Q compared to this 2Q.

2. Information on the financial conditions (consolidated)

Total assets decreased approximately ¥48,400 million as of December 31, 2009 from March 31, 2009. This decrease was mainly due to an approximately ¥83,400 million decrease in cash and cash equivalents, which partially offset by an approximately ¥26,100 million increase in trade accounts receivables.

With respect to liabilities, short-term borrowings as of December 31, 2009 decreased approximately ¥98,600 million, while trade notes and accounts payable as of December 31, 2009 increased approximately ¥29,200 million from March 31, 2009.

Regarding Nidec Corporation shareholders’ equity, retained earnings as of December 31, 2009 increased approximately ¥22,400 million, while foreign currency translation adjustment as of December 31, 2009 decreased approximately ¥5,300 million, from the respective amounts as of March 31, 2009.

Nidec Corporation shareholders' equity was approximately ¥315,700 million, and Nidec Corporation shareholders' equity to total assets was 48.2% as of December 31, 2009.

<Overview of Cash Flow>

Cash flow from operating activities for this nine-month period was an inflow of ¥67,147 million. Compared to the previous nine-month period, the cash inflow from operating activities increased approximately ¥20,000 million. This increase was mainly due to an increase in consolidated net income of approximately ¥6,300 million and the positive effect of fluctuations in operating assets and liabilities of approximately ¥10,300 million for this nine-month period compared to the previous nine-month period.

Cash flow from investing activities for this nine-month period was an outflow of ¥30,765 million. Compared to the previous nine-month period, the cash outflow decreased approximately ¥7,200 million mainly due to a decrease in additions to property, plant and equipment of approximately ¥4,700 million and a decrease in purchases of marketable securities of approximately ¥3,600 million, while acquisitions of business, net of cash acquired, increased approximately ¥1,800 million as compared to the previous nine-month period.

Cash flow from financing activities for this nine-month period was an outflow of ¥114,395 million, compared to a cash inflow of ¥16,628 million for the previous nine-month period. The cash outflow for this nine-month period was mainly due to a decrease in short-term borrowings of approximately ¥185,700 million as compared to the previous nine-month period (reflecting approximately ¥101,500 million of net payment for this nine-month period as compared to approximately ¥84,200 million of net borrowing for the previous nine-month period).

The balance of cash and cash equivalents as of December 31, 2009 was ¥117,555 million, a decrease of ¥83,411 million from March 31, 2009.

3. Qualitative Information Regarding Forecast of Consolidated Performance

With the steady progress of our profitability reform under the WPR™ Project, which led to our largest operating income, income from continuing operations before income taxes, and net income attributable to Nidec Corporation, respectively, on a quarterly basis, our operating income, income from continuing operations before income taxes, and net income attributable to Nidec Corporation for the nine months ended December 31, 2009 significantly exceeded the expected amounts on which our annual forecast was based.

We therefore revise upward our forecast for the fiscal year ending March 31, 2010 previously announced on October 2009, reflecting our results for the nine months ended December 31, 2009.

Forecast of consolidated results for the full year ending March 31, 2010

Net sales	¥570,000 million	(Down 6.7% over the previous fiscal year)
Operating income	¥67,000 million	(Up 28.8% over the previous fiscal year)
Income from continuing operations before income taxes	¥63,000 million	(Up 33.3% over the previous fiscal year)
Net income attributable to Nidec Corporation	¥40,000 million	(Up 41.1% over the previous fiscal year)

Note:

The exchange rate used for the preparation of the foregoing forecasts is US$1 = ¥90. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecasts were determined assuming this U.S. dollar-Japanese yen exchange rate.

We also revise upward our year-end dividend forecast for the year ending March 31, 2010. For further information about the revision, refer to a report on Form 6-K submitted on January 28, 2010.

4. Others

(1) Change in number of significant subsidiaries during this period (due to change in the scope of consolidation): None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes

(Accounting method relating to corporate income tax and other taxes)

Corporate income tax and other taxes are calculated for the fiscal quarter based on an estimated annual tax rate .

(3) Changes in accounting method in this period: Yes

As of September 15, 2009, NIDEC adopted the FASB Accounting Standards Codification™ (ASC) 105, "Generally Accepted Accounting Principles" (Formerly Statement of Financial Accounting Standards (SFAS) No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162"). ASC 105 replaces SFAS No. 162 "the Hierarchy of Generally Accepted Accounting Principles" and establishes the FASB Accounting Standards Codification™ as the single source of authoritative nongovernmental U.S. Generally Accepted Accounting Principles (other than guidance issued by the SEC). The adoption of ASC 105 had no impact on NIDEC's consolidated financial position, results of operations or liquidity.

As of April 1, 2009, NIDEC adopted ASC 805, "Business Combinations" (Formerly SFAS No. 141 (revised 2007), "Business Combinations"). ASC 805 requires that assets acquired, liabilities assumed, contractual contingencies, and contingent consideration be measured at fair value as of the acquisition date, that acquisition-related costs be expensed as incurred, that restructuring costs generally be expensed in periods subsequent to the acquisition date, and the changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. The adoption of ASC 805 did not have a material impact on NIDEC's consolidated financial position, results of operations or liquidity since NIDEC did not acquire any material businesses for the nine months ended December 31, 2009. Any future impact, however, will depend on the number, size, and nature of any business combination transactions that we may complete.

As of April 1, 2009, NIDEC adopted ASC 810, "Consolidation" (Formerly SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51"). ASC 810 recharacterizes minority interests in a subsidiary as non-controlling interests and requires the presentation of noncontrolling interests as equity in consolidated balance sheets, and separate identification and presentation in consolidated statements of income of net income attributable to the entity and the noncontrolling interest. ASC 810 also requires all transactions for changes in a parent's ownership interest in a subsidiary that do not result in the subsidiary ceasing to be a subsidiary to be recognized as equity transactions. Upon adoption, noncontrolling interests, which were previously referred to as minority interests and classified in the mezzanine section between liabilities and equity on the consolidated balance sheets, are now included as a separate component of total equity. Consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. In addition, payments for additional investments in subsidiaries, which were previously classified in the cash flows from investing activities on the consolidated statements of cash flows, are now included in cash flows from financing activities. Prior period amounts were reclassified to conform to the current period presentation.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec and its group companies (the "Nidec Group"). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plan、" "forcast" or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot promise that the expectations expressed in these forward-looking statements will turn out to be correct. Actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group's ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group's assets and liabilities are denominated, (iv) the Nidec Group's ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing or other operations.

5. Consolidated Financial Statements (U.S. GAAP)

(1) Consolidated Balance Sheets

Assets (unaudited)

	Yen in millions
	December 31, 2009		March 31, 2009		Increase or decrease	December 31, 2008
	Amount	%	Amount	%	Amount	Amount	%

Current assets:
Cash and cash equivalents	¥117,555		¥200,966		¥(83,411)	¥114,786
Trade notes receivable	10,377		11,663		(1,286)	18,236
Trade accounts receivable	137,642		111,548		26,094	126,080
Inventories:
Finished goods	27,126		26,521		605	35,081
Raw materials	17,490		13,004		4,486	17,464
Work in progress	14,577		14,567		10	16,812
Project in progress	987		1,124		(137)	1,205
Supplies and other	2,617		2,259		358	2,140
Other current assets	20,248		20,364		(116)	24,094
Total current assets	348,619	53.3	402,016	57.2	(53,397)	355,898	53.9

Investments and advances:
Marketable securities and other securities investments	15,894		13,344		2,550	13,648
Investments in and advances to affiliated companies	615		1,549		(934)	1,634
Total investments and advances	16,509	2.5	14,893	2.1	1,616	15,282	2.3

Property, plant and equipment:
Land	39,741		39,386		355	39,220
Buildings	124,601		112,934		11,667	108,695
Machinery and equipment	257,575		255,887		1,688	247,476
Construction in progress	10,612		11,835		(1,223)	13,305
Sub-total	432,529	66.1	420,042	59.8	12,487	408,696	61.9
Less - Accumulated depreciation	(239,436)	(36.6)	(230,357)	(32.8)	(9,079)	(220,715)	(33.4)
Total property, plant and equipment	193,093	29.5	189,685	27.0	3,408	187,981	28.5
Goodwill	71,098	10.9	71,060	10.1	38	73,675	11.2
Other non-current assets	25,165	3.8	25,230	3.6	(65)	27,276	4.1
Total assets	¥654,484	100.0	¥702,884	100.0	¥(48,400)	¥660,112	100.0

Liabilities and Shareholders’ Equity (unaudited)

	Yen in millions
	December 31, 2009		March 31, 2009		Increase or decrease	December 31, 2008
	Amount	%	Amount	%	Amount	Amount	%

Current liabilities:
Short-term borrowings	¥122,732		¥221,342		¥(98,610)	¥151,019
Current portion of long-term debt	1,383		1,883		(500)	1,973
Trade notes and accounts payable	99,613		70,398		29,215	97,615
Other current liabilities	27,658		24,120		3,538	27,646
Total current liabilities	251,386	38.4	317,743	45.2	(66,357)	278,253	42.2

Long-term liabilities:
Long-term debt	2,129		2,578		(449)	2,735
Accrued pension and severance costs	15,341		15,684		(343)	14,154
Other long-term liabilities	11,003		9,192		1,811	11,256
Total long-term liabilities	28,473	4.4	27,454	3.9	1,019	28,145	4.2

Total liabilities	279,859	42.8	345,197	49.1	(65,338)	306,398	46.4

Equity:
Common stock	66,551	10.2	66,551	9.5	-	66,551	10.1
Additional paid-in capital	69,215	10.6	69,162	9.8	53	69,162	10.5
Retained earnings	235,397	36.0	212,955	30.3	22,442	207,665	31.5
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(31,654)		(26,324)		(5,330)	(29,376)
Unrealized gains (losses) from securities, net of reclassification adjustments	955		(417)		1,372	(1,094)
Pension liability adjustments	(717)		(723)		6	336
Total accumulated other comprehensive income (loss)	(31,416)	(4.8)	(27,464)	(3.9)	(3,952)	(30,134)	(4.6)

Treasury stock, at cost	(24,063)	(3.8)	(24,056)	(3.4)	(7)	(6,754)	(1.1)
Loan to shareholder	-	-	-	-	-	(14,500)	(2.2)
Total Nidec Corporation shareholders’ equity	315,684	48.2	297,148	42.3	18,536	291,990	44.2
Noncontrolling interests	58,941	9.0	60,539	8.6	(1,598)	61,724	9.4
Total equity	374,625	57.2	357,687	50.9	16,938	353,714	53.6
Total liabilities and equity	¥654,484	100.0	¥702,884	100.0	¥(48,400)	¥660,112	100.0

Note: NIDEC adopted the FASB Accounting Standards Codification™(ASC)810, “Consolidation” (formerly Statement of Financial Accounting Standards (SFAS) No. 160, ”Noncontrolling Interests in Consolidated Financial

Statements - an amendment of ARB No. 51”). Noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and shareholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. Figures as of December 31, 2008 and March 31, 2009 have been retrospectively reclassified.

(2) Condensed Consolidated Statements of Income

1. Results for the nine months ended December 31 (unaudited)

	Yen in millions
	Nine months ended December 31				Increase or decrease		Year ended March 31, 2009
	2009		2008
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥421,134	100.0	¥504,078	100.0	¥(82,944)	(16.5)	¥610,803	100.0
Cost of products sold	315,332	74.9	391,802	77.7	(76,470)	(19.5)	480,475	78.7
Selling, general and administrative expenses	35,771	8.5	40,013	7.9	(4,242)	(10.6)	51,488	8.4
Research and development expenses	18,194	4.3	21,385	4.3	(3,191)	(14.9)	26,825	4.4
Operating expenses	369,297	87.7	453,200	89.9	(83,903)	(18.5)	558,788	91.5
Operating income	51,837	12.3	50,878	10.1	959	1.9	52,015	8.5

Other income (expenses):
Interest and dividend income	602		2,032		(1,430)		2,536
Interest expenses	(539)		(1,053)		514		(1,403)
Foreign exchange gain (loss), net	(3,953)		(10,151)		6,198		(3,683)
Gain (loss) from marketable securities, net	7		70		(63)		(1,305)
Other, net	(181)		(407)		226		(890)
Total	(4,064)	(1.0)	(9,509)	(1.9)	5,445	-	(4,745)	(0.8)
Income from continuing operations before income taxes	47,773	11.3	41,369	8.2	6,404	15.5	47,270	7.7
Income taxes	(13,806)	(3.2)	(11,340)	(2.3)	(2,466)	-	(12,475)	(2.0)
Equity in net income (loss) of affiliated companies	(47)	(0.0)	(78)	(0.0)	31	-	(48)	(0.0)
Income from continuing operations	33,920	8.1	29,951	5.9	3,969	13.3	34,747	5.7
Loss from discontinued operations	(1,287)	(0.4)	(3,586)	(0.7)	2,299	-	(3,512)	(0.6)
Consolidated net income	32,633	7.7	26,365	5.2	6,268	23.8	31,235	5.1
Less: Net income attributable to noncontrolling interests	(2,530)	(0.6)	(3,302)	(0.6)	772	-	(2,882)	(0.5)
Net income attributable to Nidec Corporation	¥30,103	7.1	¥23,063	4.6	¥7,040	30.5	¥28,353	4.6

Notes:

1. Pursuant to ASC 205-20 “Presentation of Financial Statements-Discontinued Operations” (formerly SFAS No.144,

“Accounting for the impairment or disposal of Long-Lived Assets.”), results of discontinued operations were separated as “Loss from discontinued operations” from results of continuing operations. The results of the discontinued operations for the nine months ended December 31, 2009 and the fiscal year ended March 31, 2009 were reclassified retrospectively.

Therefore, “Information by Business Group”, “Sales by Geographic Segment” and “Sales by Region” in this report were also retrospectively reclassified.

2. NIDEC adopted ASC 810, “Consolidation” as of April 1, 2009. Consolidated net income on the consolidated statements of income now includes the net loss (income) attributable to noncontrolling interests. Figures for the three months and nine months ended December 31, 2008 and the year ended March 31, 2009 were retrospectively reclassified.

2. Results for the three months ended December 31 (unaudited)

	Yen in millions
	Three months ended December 31				Increase or Decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
Net sales	¥152,391	100.0	¥140,802	100.0	¥11,589	8.2
Cost of products sold	110,104	72.3	111,111	78.9	(1,007)	(0.9)
Selling, general and administrative expenses	12,338	8.1	12,727	9.0	(389)	(3.1)
Research and development expenses	6,433	4.2	6,864	4.9	(431)	(6.3)
Operating expenses	128,875	84.6	130,702	92.8	(1,827)	(1.4)
Operating income	23,516	15.4	10,100	7.2	13,416	132.8

Other income (expenses):
Interest and dividend income	225		767		(542)
Interest expenses	(144)		(346)		202
Foreign exchange gain (loss), net	1,750		(12,827)		14,577
Gain (loss) from marketable securities, net	(233)		127		(360)
Other, net	185		169		16
Total	1,783	1.2	(12,110)	(8.6)	13,893	-
Income (loss) from continuing operations before income taxes	25,299	16.6	(2,010)	(1.4)	27,309	-
Income taxes	(7,311)	(4.8)	(176)	(0.1)	(7,135)	-
Equity in net income (loss) of affiliated companies	32	0.0	15	0.0	17	113.3
Income (loss) from continuing operations	18,020	11.8	(2,171)	(1.5)	20,191	-
Loss from discontinued operations	-	-	(3,276)	(2.4)	3,276	-
Consolidated net income (loss)	18,020	11.8	(5,447)	(3.9)	23,467	-
Less: Net (income) loss attributable to noncontrolling interests	(1,705)	(1.1)	670	0.5	(2,375)	-
Net income (loss) attributable to Nidec Corporation	¥16,315	10.7	¥(4,777)	(3.4)	¥21,092	-

<Quarterly financial data for the three months ended December 31, 2009, September 30, 2009 and June 30, 2009 (unaudited)>

	Yen in millions
	Three months ended
	June 30, 2009		September 30, 2009		December 31, 2009
	Amount	%	Amount	%	Amount	%
Net sales	¥123,486	100.0	¥145,257	100.0	¥152,391	100.0
Operating income	10,284	8.3	18,037	12.4	23,516	15.4
Income from continuing operations before income taxes	8,750	7.1	13,724	9.4	25,299	16.6
Income from continuing operations	6,159	5.0	9,741	6.7	18,020	11.8
Loss from discontinued operations	(94)	(0.1)	(1,193)	(0.8)	-	-
Consolidated net income	6,065	4.9	8,548	5.9	18,020	11.8
Net income attributable to Nidec Corporation	¥5,819	4.7	¥7,969	5.5	¥16,315	10.7

(3) Consolidated Statement of Cash Flows (unaudited)

	Yen in millions
	Nine months ended December 31		Increase or decrease	Year ended March 31, 2009
	2009	2008

Cash flows from operating activities:
Consolidated net income	¥32,633	¥26,365	¥6,268	¥31,235
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	23,064	26,123	(3,059)	34,080
(Gain) loss from marketable securities, net	(7)	(70)	63	1,305
Loss on sales, disposal or impairment of property, plant and equipment	970	554	416	1,282
Equity in net losses of affiliated companies	47	78	(31)	48
Foreign currency adjustments	4,432	8,803	(4,371)	2,091
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(23,319)	14,781	(38,100)	38,041
(Increase) decrease in inventories	(4,884)	(6,306)	1,422	11,238
Increase (decrease) in notes and accounts payable	29,444	(17,551)	46,995	(46,469)
Other	4,767	(5,582)	10,349	(6,620)
Net cash provided by operating activities	67,147	47,195	19,952	66,231
Cash flows from investing activities:
Additions to property, plant and equipment	(26,603)	(31,277)	4,674	(38,501)
Proceeds from sales of property, plant and equipment	538	590	(52)	865
Purchases of marketable securities	(7)	(3,607)	3,600	(3,609)
Acquisitions of business, net of cash acquired	(2,579)	(756)	(1,823)	(756)
Other	(2,114)	(2,874)	760	(1,372)
Net cash used in investing activities	(30,765)	(37,924)	7,159	(43,373)
Cash flows from financing activities:
(Decrease) increase in short-term borrowings, net	(101,494)	84,222	(185,716)	153,934
Repayments of long-term debt	(1,281)	(1,525)	244	(2,067)
Redemption of corporate bonds	-	(26,412)	26,412	(26,412)
Purchases of treasury stock	(7)	(6,473)	6,466	(23,775)
Payments for additional investments in subsidiaries	(2,821)	(7,869)	5,048	(9,286)
Payment for loan to shareholder	-	(14,500)	14,500	(14,500)
Collection of loan to shareholder	-	-	-	14,500
Dividends paid to shareholders of Nidec Corporation	(7,661)	(8,699)	1,038	(8,699)
Dividends paid to noncontrolling interests	(1,196)	(2,203)	1,007	(2,205)
Other	65	87	(22)	384
Net cash (used in) provided by financing activities	(114,395)	16,628	(131,023)	81,874

Effect of exchange rate changes on cash and cash equivalents	(5,398)	(11,922)	6,524	(4,575)
Net (decrease) increase in cash and cash equivalents	(83,411)	13,977	(97,388)	100,157
Cash and cash equivalents at beginning of period	200,966	100,809	100,157	100,809
Cash and cash equivalents at end of period	¥117,555	¥114,786	¥2,769	¥200,966

Note: NIDEC adopted ASC 810, "Consolidation" as of April 1, 2009. Payments for additional investments in subsidiaries, which were previously classified as "Cash flows from investing activities" are now included as "Cash flows from financing activities". Figures for the nine months ended December 31, 2008 and the year ended March 31, 2009 were retrospectively reclassified.

SUPPORT DOCUMENTATION (Nine months ended December 31, 2009)

(1) Information by Business Group (unaudited)

	Yen in millions
	Nine months ended December 31, 2009
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥243,436	¥49,874	¥29,071	¥78,189	¥20,564	¥421,134	¥-	¥421,134
Intersegment	552	278	4,383	288	2,883	8,384	(8,384)	-
Total	243,988	50,152	33,454	78,477	23,447	429,518	(8,384)	421,134
Operating expenses	199,557	51,045	30,947	71,603	21,547	374,699	(5,402)	369,297
Operating income (loss)	¥44,431	¥(893)	¥2,507	¥6,874	¥1,900	¥54,819	¥(2,982)	¥51,837

	Yen in millions
	Nine months ended December 31, 2008
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥258,576	¥63,500	¥57,993	¥101,298	¥22,711	¥504,078	¥-	¥504,078
Intersegment	1,480	238	6,329	283	3,976	12,306	(12,306)	-
Total	260,056	63,738	64,322	101,581	26,687	516,384	(12,306)	504,078
Operating expenses	226,172	63,381	56,069	92,196	24,921	462,739	(9,539)	453,200
Operating income	¥33,884	¥357	¥8,253	¥9,385	¥1,766	¥53,645	¥(2,767)	¥50,878

	Yen in millions
	Three months ended December 31, 2009
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥85,035	¥18,043	¥12,173	¥28,911	¥8,229	¥152,391	¥-	¥152,391
Intersegment	261	157	2,373	157	1,060	4,008	(4,008)	-
Total	85,296	18,200	14,546	29,068	9,289	156,399	(4,008)	152,391
Operating expenses	66,968	18,234	12,656	25,717	8,205	131,780	(2,905)	128,875
Operating income (loss)	¥18,328	¥(34)	¥1,890	¥3,351	¥1,084	¥24,619	¥(1,103)	¥23,516

	Yen in millions
	Three months ended December 31, 2008
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥68,633	¥15,898	¥19,330	¥29,784	¥7,157	¥140,802	¥-	¥140,802
Intersegment	137	50	1,503	69	1,279	3,038	(3,038)	-
Total	68,770	15,948	20,833	29,853	8,436	143,840	(3,038)	140,802
Operating expenses	61,361	16,782	18,757	27,912	8,080	132,892	(2,190)	130,702
Operating income (loss)	¥7,409	¥(834)	¥2,076	¥1,941	¥356	¥10,948	¥(848)	¥10,100

Notes:

1. Business groups are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business group:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home electric appliances, automobiles, industrial use

(3) Machinery: Power transmission drives, precision equipment, factory automation-related equipment

(4) Electronic and Optical components: Electronic components, optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

(2) Sales by Geographic Segment (unaudited)

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
Japan	¥182,218	43.3	¥249,377	49.5	¥(67,159)	(26.9)
U.S.A	7,884	1.9	10,604	2.1	(2,720)	(25.7)
Singapore	24,581	5.8	31,747	6.3	(7,166)	(22.6)
Thailand	75,756	18.0	76,828	15.2	(1,072)	(1.4)
Philippines	11,343	2.7	10,554	2.1	789	7.5
China	92,128	21.9	88,180	17.5	3,948	4.5
Others	27,224	6.4	36,788	7.3	(9,564)	(26.0)
Total	¥421,134	100.0	¥504,078	100.0	¥(82,944)	(16.5)

	Yen in millions
	Three months ended December 31				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
Japan	¥69,188	45.4	¥74,871	53.2	¥(5,683)	(7.6)
U.S.A	2,767	1.8	2,571	1.8	196	7.6
Singapore	8,136	5.3	8,058	5.7	78	1.0
Thailand	26,159	17.2	19,044	13.5	7,115	37.4
Philippines	4,656	3.1	3,044	2.2	1,612	53.0
China	32,453	21.3	24,132	17.1	8,321	34.5
Others	9,032	5.9	9,082	6.5	(50)	(0.6)
Total	¥152,391	100.0	¥140,802	100.0	¥11,589	8.2

Notes:

1. The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

2. The sales by our consolidated subsidiaries located in Hong Kong were reclassified from "Other" to "China" since this fiscal year. Figures for the nine months ended December 31, 2008 were retrospectively reclassified.

(3) Sales by Region (unaudited)

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
North America	¥12,667	3.0	¥16,948	3.4	¥(4,281)	(25.3)
Asia	275,280	65.4	295,291	58.6	(20,011)	(6.8)
Others	25,832	6.1	34,057	6.7	(8,225)	(24.2)
Overseas sales total	313,779	74.5	346,296	68.7	(32,517)	(9.4)
Japan	107,355	25.5	157,782	31.3	(50,427)	(32.0)
Consolidated total	¥421,134	100.0	¥504,078	100.0	¥(82,944)	(16.5)

	Yen in millions
	Three months ended December 31				Increase or decrease
	2009		2008
	Amount	%	Amount	%	Amount	%
North America	¥4,451	2.9	¥4,611	3.3	¥(160)	(3.5)
Asia	100,892	66.2	78,354	55.6	22,538	28.8
Others	10,010	6.6	8,948	6.4	1,062	11.9
Overseas sales total	115,353	75.7	91,913	65.3	23,440	25.5
Japan	37,038	24.3	48,889	34.7	(11,851)	(24.2)
Consolidated total	¥152,391	100.0	¥140,802	100.0	¥11,589	8.2

Note: The sales are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

6. Special notes (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Nine months ended December 31		Inc or dec	Three months ended December 31		Inc or dec	Year ended March 31
	2009	2008		2009	2008		2009
	(unaudited)			(unaudited)
Net sales	¥421,134	¥504,078	(16.5)%	¥152,391	¥140,802	8.2%
Operating income	51,837	50,878	1.9%	23,516	10,100	132.8%
Ratio of operating income to net sales	12.3%	10.1%		15.4%	7.2%
Income from continuing operations before income taxes	47,773	41,369	15.5%	25,299	(2,010)	-
Ratio of income from continuing operations before income taxes to net sales	11.3%	8.2%		16.6%	(1.4)%
Net income attributable to Nidec Corporation	30,103	23,063	30.5%	16,315	(4,777)	-
Ratio of net income attributable to Nidec Corporation to net sales	7.1%	4.6％		10.7%	(3.4)%
Net income attributable to Nidec Corporation stockholders per share-basic	¥216.12	¥159.42		¥117.13	¥(33.16)
Net income attributable to Nidec Corporation stockholders per share-diluted	¥216.12	¥155.94		¥117.13	¥(33.16)

Total assets	¥654,484	¥660,112					¥702,884
Nidec Corporation shareholders’ equity	315,684	291,990					297,148
Nidec Corporation shareholders’ equity to total assets	48.2%	44.2%					42.3%
Nidec Corporation shareholders’ equity per share	¥2,266.36	¥2,037.80					¥2,133.27

Net cash provided by operating activities	¥67,147	¥47,195					¥66,231
Net cash used in investing activities	(30,765)	(37,924)					(43,373)
Net cash (used in) provided by financing activities	(114,395)	16,628					81,874
Cash and cash equivalents at end of period	¥117,555	¥114,786					¥200,966

Note: Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

(2) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	139
Number of affiliated companies accounted for under the equity method:	1

(3) Change in Scope of Consolidation and Application of Equity Method

	Change from March 31, 2009	Change from December 31, 2008
Number of companies newly consolidated:	9	10
Number of companies excluded from consolidation:	1	2
Number of companies newly accounted for by the equity method:	-	-
Number of companies excluded from accounting by the equity method:	2	2